Christopher Thorne, JD-MBA

Experienced global CEO. Board Leader (NYSE, NASDAQ). Accomplished high-tech entrepreneur. Harvard Faculty member. Executive Chairman of Broadline Capital.
Miami, Florida, United States

Contact

www.linkedin.com/in/thornechristopher (LinkedIn)
www.BroadlineCapital.com (Company)

Top Skills

Structured Commodity Finance (SCF)

Artificial Intelligence (AI)

Management Consulting

Certifications

Supreme Court of Ohio Bar

Honors-Awards

Venture Deal of the Year in Asia

Fierce15 Award in Medical Technology

Game Changer of the Year in Private Equity

Global Technology Deal of the Year

Private Equity Firm of the Year in Technology

Publications

Harvard Negotiation Law Review - Why We Launched This Enterprise

Harvard Crimson - Sports Special Edition

Dispute Resolution in the Construction Industry: The Role of Dispute Review Boards

Unofficial Guide to Life at Harvard

Summary

Chris Thorne is an experienced global CEO, board leader, and accomplished high-tech entrepreneur. He’s spent his entire career bringing together growth capital and emerging technologies to drive transformative change in large markets.Chris serves as founder and head of Broadline Capital, the global alternative investment firm. Broadline has built a track record spanning over two decades. Thorne’s investment philosophy is rooted in simplicity — invest in category leaders and category creators in large, growing industries. Each member of his investment team is a former CEO or entrepreneur. Their pragmatic operator instincts were forged while building market-leading companies from the ground up. Their strategic clarity has been sharpened by serving as investors and trusted advisors to many the world’s most admired organizations.Before Broadline, Chris was a leader at McKinsey & Company, where he drove large-scale strategic and operational transformation for Fortune 500 companies — including the firm’s largest and longest-tenured client. He left McKinsey to pursue an entrepreneurial vision of his own, becoming a client. He founded and developed a high-tech SaaS supply chain innovator in consumer packed goods and the global food system, backed by Acccel-KKR and other institutional investors. After becoming the market leader, the resulting company sold to Roper Technologies (NASDAQ: ROP) for more than half a billion dollars in an all-cash transaction. Chris is a popular faculty member at Harvard Law School, where he brings the same real-world pragmatism, intensity and creativity to the classroom. He is a sought-after keynote speaker on topics that sit at the edge of business innovation and current events: the Future Role of AI in Work and Corporate Governance, Negotiating from Positions of Perceived Weakness, Applying Systems Thinking to Problem-Solving, and Navigating Technology Mega-trends.Chris holds three degrees from Harvard — a Doctor of Law (JD with honors) from Harvard Law School, an MBA (final-year

honors) from Harvard Business School, and a Bachelor's degree (graduating Magna Cum Laude) from Harvard College. During his time as a student there, he was elected President of the University-wide Student Government, founded the Harvard Negotiation Law Review, and competed in three intercollegiate sports — experiences he credits for shaping his belief in the importance of teamwork, discipline and grit.Born and raised in the American Midwest, Chris has primarily built his businesses out of offices in Manhattan and Miami.

Experience

Broadline Capital
Managing Partner
April 2004 - Present (22 years 7 months)
Miami, Florida, United States

Broadline Capital is a global alternative investment firm. Founded over 20 years ago, Broadline Capital focuses primarily on investing in category leaders and category creators within large industries that are undergoing transformational change. At Broadline, we are inspired by champions - people of vision and courage - whose ideas can positively change the world, and who are ready to transform these ideas into the next big, industry-changing company. For more information, please visit https://www.BroadlineCapital.com.

Harvard Law School
Faculty Member
December 2021 - Present (4 years 11 months)
Cambridge, Massachusetts, United States

Appointed to the Harvard Faculty since 2021. Teach popular Negotiation Workshops and developed the law school's first seminar on systems-thinking.

Axiom Biosciences
Board Chair
November 2019 - Present (7 years)
San Diego, California, United States

Served as Executive Chairman from November 2019 to October 2024. Subsequently serving as independent board director. Axiom Biosciences (formerly Cytonus) is a US-based biotech innovator that creates novel drug delivery platforms, validated through clinical studies and published in branded peer review journals.

Endosphere, Inc.
Board Chair
December 2010 - Present (15 years 11 months)
Columbus, Ohio

EndoSphere is the US-based clinical-stage medical technology company that created a new category of non-invasive endoscopic devices to treat metabolic diseases including obesity, type 2 diabetes, and fatty liver disease. We received CE Mark regulatory approval for our flagship device, and are now working toward approval and commercialization of our anti-obesity device, which we're calling "KB-21". For more information, please visit www.endo-sphere.com.

Powermers, Inc.
Board Chair
January 2010 - February 2024 (14 years 2 months)
Columbus, Ohio

Powermers Inc. is the US-based Energy Storage innovator that created the world's first Carbon-Free Solid-State Battery cathodes. The patented technology platform is based on proprietary nano-scale conductive polymer solutions. The “drop-in replacement” technology replaces traditional combustible, inactive "deadweight" components of battery cathodes to create fundamental innovation in the energy storage industry. The result: independently-validated, measurably safer, more stable, less toxic, less costly, and higher-performing batteries. In December 2023, the company sold to a strategic acquirer in an all-equity transaction.

Cenntro Electric Group (Nasdaq: CENN)
NASDAQ-listed President and Board Director
December 2021 - November 2023 (2 years)
United States

Served as President, Head of Strategy for Cenntro, the US-based manufacturer of all-electric trucks and former world-leader in market share. Oversaw a successful NASDAQ public listing of Cenntro Electric Group Limited (CENN) via reverse merger (RTO) which raised $200+ million PIPE financing. Reverse takeover of Naked Brands, the former MEME stock.

CRF (NYSE: XRF)
NYSE-listed Company Board Director
October 2007 - February 2019 (11 years 5 months)
Shanghai, China

Result: Successful IPO on NYSE. Oversaw the development of an AI-driven FinTech innovator.

EFS Network (now Roper Technologies - NASDAQ: ROP)

Founding President, Board Member

June 2001 - June 2004 (3 years 1 month)

Chicago, Illinois, United States

Maverick Xchange, Inc. (now Roper Technologies - NASDAQ: ROP)

Founder, Chairman & CEO

May 2000 - June 2004 (4 years 2 months)

New York, New York, United States

My first high-tech company, one of the world's first SaaS business models, helped to revolutionize supply chain network technologies. As its founder, chairman and CEO, I created the business model that enabled fundamental advances in inter-enterprise data management systems, product code synchronization. Created efficiency gains for CPG manufacturers, distributors, and retail operators by converting traditional paper-based processes into paperless digital transactions across the entire value chain. Named "Forbes Best of the Web." Led an industry roll-up across the category, and our resulting company (iTradeNetwork) successfully sold to Roper Technologies (NASDAQ: ROP) for greater than a half billion dollars in an all-cash transaction.

McKinsey & Company

Senior Management Consultant

June 1995 - May 2000 (5 years)

New York, New York and Cleveland, Ohio

Managed high-impact strategic and operational engagements for Fortune 500 clients in numerous industries. Served various leadership roles in the firm. After excelling there, left the firm to pursue my entrepreneurial vision, launching a category-leading high-tech company. Continue to be an active member of the McKinsey Alumni and became a repeat client of the firm.

Milbank LLP

Summer Law Associate

May 1993 - August 1993 (4 months)

Los Angeles, California, United States

Founded in 1866, Milbank LLP is a premier international law firm handling high-profile corporate finance and restructurings, complex business transactions, litigation, and project finance through offices worldwide. Milbank

LLP was recognized as “Global Legal Adviser of the Year'' at the IJGlobal Awards 2020.

Accenture
Leadership Program, Strategic Services
June 1992 - September 1992 (4 months)

United States

Leadership Program in Strategic Services. Advised a leading Japanese manufacturing company's US-based operations to improve operational efficiency KPIs through a factory redesign.

Attorney General of Massachusetts
Trial Division
September 1991 - January 1992 (5 months)

Boston, Massachusetts, United States

Porter Wright Morris & Arthur LLP
Summer Law Associate
May 1991 - August 1991 (4 months)

Columbus, Ohio, United States

Founded in 1846, Porter Wright is a premier corporate law firm providing counsel in complex transactions, civil litigation, and a full range of legal services.

Education

Harvard Law School
Doctor of Law - JD, (Graduated with Honors)

Harvard Business School
MBA, (Final Year Honors)

Harvard University
Bachelor's, (Magna Cum Laude)

Columbus Academy
Private college preparatory school

Phillips Exeter Academy
Browning House